Exhibit (d)(1)(ii)

AMENDMENT NO. 2 TO MANAGEMENT AGREEMENT

This Amendment No. 2 to the Management Agreement dated August 4, 2017, as amended on December 15, 2017 (the “Agreement”), by and between Brighthouse Funds Trust I (the “Trust”) and Brighthouse Investment Advisers, LLC (the “Adviser”), is entered into effective the 7th day of November 2018.

WHEREAS the Agreement provides for the Adviser to provide certain services to the Trust for which the Adviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Trust desire to make certain changes to the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Trust hereby agree that the Agreement is amended as follows:

1.	Schedule A of the Agreement hereby is amended to add the following additional portfolios:

Portfolio	Percentage of average daily net assets
AB International Bond Portfolio	0.52% of the first $500 million of such assets, plus 0.50% of such assets over $500 million

SSGA Emerging Markets Enhanced Index Portfolio	0.55% of the first $250 million of such assets, plus 0.50% of such assets over $250 million up to $500 million, plus 0.45% of such assets over $500 million[1]

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Provided, however, that in the event that SSGA Funds Management, Inc. were to cease serving as the subadviser to SSGA Emerging Markets Enhanced Index portfolio, the fee shall be 1.10% of the average daily net assets of the Portfolio.

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

BRIGHTHOUSE FUNDS TRUST I		BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Kristi Slavin	By:	/s/ Kristi Slavin
	Kristi Slavin		Kristi Slavin
	President		President

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